Staffmark Holdings, Inc.
435 Elm Street, Suite 300
Cincinnati, Ohio 45202
October 20, 2011
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Larry Spirgel, Assistant Director

Re:	Staffmark Holdings, Inc. Registration Statement on Form S-1 Registration No. 333-173447
Dear Mr. Spirgel:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Staffmark Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-173447, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 12, 2011.
     At this time the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
     Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. In addition, the Company requests that its confidential information submitted pursuant to Rule 418 (b) be returned. Please fax a copy of the Order to the Company’s General Counsel, Kathryn S. Bernard, at 513-651-3732.
     The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.
(signature on following page)

Very truly yours,
Staffmark Holdings, Inc.
By: /s/ Kathryn S. Bernard

Name: Kathryn S. Bernard
Title: Executive Vice President and General Counsel

cc:	Julian T.H. Kleindorfer, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071-1560